April 29, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	TransMedics Group, Inc.
Registration Statement on Form S-1 (File No. 333- 230736)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters (the “Underwriters”), hereby join in the request of TransMedics Group, Inc. with respect to the effective time of the above-referenced Registration Statement so that it will become effective May 1, 2019, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable.

In connection with this acceleration request and pursuant to Rule 460 under the Act, please be advised that, during the period from April 22, 2019 to the date of this letter, we have effected approximately the following distribution of copies of the preliminary prospectus, dated April 22, 2019, to prospective underwriters, dealers, institutions, and others:

Requesting Party	Number of Copies
Morgan Stanley & Co. LLC	240
J.P. Morgan Securities LLC	1455
Cowen and Company, LLC	50
Canaccord Genuity LLC	10

We, the undersigned, as representatives of the several Underwriters, have complied and will comply, and we have been informed by the participating Underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

MORGAN STANLEY & CO. LLC

J.P. MORGAN SECURITIES LLC

on behalf of themselves and as representatives of the Underwriters

MORGAN STANLEY & CO. LLC

By:      /s/ Neha Begwani

Name: Neha Begwani

Title:   Vice President

J.P. MORGAN SECURITIES LLC

By:      /s/ Benjamin Burdett

Name: Benjamin Burdett

Title:   Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]